SUB-ITEM 77D: Policies with respect to security investments
Hartford Total Return Bond HLS Fund
The investment strategy was modified to remove the requirement that the Hartford Total Return Bond HLS Fund invest “at least 65% of its total assets” in debt securities with maturities of at least one year.  Accordingly, the investment strategy was revised to state the following: “The Fund normally invests in debt securities with a maturity of at least one year.”